Exhibit (d)(8)(v)

August 4, 2011

ING Equity Trust 7337 East Doubletree Ranch Road Suite 100 Scottsdale, AZ 85258-2034

Re:

Expense Limitations

Ladies and Gentlemen:

By our execution of this letter agreement, intending to be legally bound hereby, ING Investments, LLC (“ING Investments”), the Adviser to ING Equity Dividend Fund (the “Fund”), agrees that ING Investments shall, from August 4, 2011 through and including October 1, 2012, waive all or a portion of its investment management fee and/or reimburse expenses for Class R shares of the Fund in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

Name of Fund	Maximum Operating Expense Limit as a percentage of average net assets)
Class R
ING Equity Dividend Fund	1.50%

We are willing to be bound by this letter agreement to lower our fees for the period from

August 4, 2011 through and including October 1, 2012.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply, subject to possible recoupment by ING Investments within three years.  This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

Sincerely,

/s/ Todd Modic
Name:

Todd Modic
Title:

Senior Vice President

7337 East Doubletree Ranch Road

Tel:

480.477.3000

ING Investments, LLC

Suite 100

Fax: 480.477.2700

Scottsdale, AZ  85258-2034

www.ingfunds.com